Exhibit 4.10.2

GRID PROMISSORY NOTE

$300,000.00	April 7, 2005

Golden, Colorado

For value received, receipt and sufficiency of which is acknowledged, Sound Surgical Technologies LLC, a limited liability company organized and existing under the laws of the state of Colorado, and having its executive office at 13952 Denver West Parkway, Suite 150, Golden, Colorado 80401 (“Borrower”) promises to pay to Christopher T. Payne (“Lender”) on or before June 30, 2005 at 634 Humphrey Drive, Evergreen, CO 80439 the principal sum of Three Hundred Thousand United States Dollars ($300,000.00) or, if less, the principal amount shown to be due on the attached schedule, together with interest on the unpaid principal balance from time to time at the rate of forty two percent (42%) per year from the date of borrowing of such principal amount until paid in full. Borrower authorizes and appoints Christopher T. Payne as agent of Borrower to enter each borrowing and repayment of principal under this Note on the schedule attached to and hereby incorporated in this Note and agrees that such entries shall be conclusive evidence of the principal balance due under this Note at any time, absent manifest error. Borrowing under this Note shall be in amounts of not less than One Hundred Thousand Dollars ($100,000.00).

Borrower may repay the principal amount outstanding under this Note in whole or in part at any time without penalty.

Borrower represents and warrants that the proceeds of this borrowing will be used solely for business purposes and not for any personal or consumer purpose.

If this Note is placed in the hands of an attorney for collection, or is collected in whole or in part by suit or through bankruptcy or other legal proceedings of any kind, Borrower agrees to pay, in addition to all principal and interest payable under this Note, all costs and expenses of collection, including but not limited to reasonable attorneys’ fees.

Borrower and any and all endorsers of this Note severally waive presentment for payment, notice of nonpayment, demand, notice of demand, protest, notice of protest, notice of dishonor, diligence in enforcement and notice of indulgences of every kind and without further notice hereby agree to renewals, extensions, indulgences or partial payments, either before or after demand for payment.

This note has been executed under, and shall be construed and enforced in accordance with, the laws of the state of Colorado, except as such laws are preempted by applicable federal laws of the United States of America.

The undersigned represent that they are Managers of Borrower, and that they have full power and authority to execute and deliver this Note on behalf of Borrower, and that when so executed and delivered, it will constitute the valid and binding obligation of

Borrower, enforceable against Borrower in accordance with its terms, subject to applicable laws dealing with insolvency and bankruptcy and to laws affecting creditors rights generally.

Executed and delivered this 7th day of April 2005 at Golden, Colorado.

SOUND SURGICAL TECHNOLOGIES LLC

/s/ Douglas D. Foote	/s/ Donald B. Wingerter
By: Douglas D. Foote	By: Donald B. Wingerter

SCHEDULE TO GRID PROMISSORY NOTE

SOUND SURGICAL TECHNOLOGIES LLC to

CHRISTOPHER T. PAYNE

Dated April 7, 2005	$300,000.00

DATE	AMOUNT BORROWED	AMOUNT REPAID	PRINCIPAL BALANCE DUE	INITIALS